Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

THIRD QUARTER RESULTS

Shakopee, MN – November 9, 2020 – Canterbury Park Holding Corporation (“Canterbury” or “the Company”) (NASDAQ: CPHC), today reported financial results for the third quarter ended September 30, 2020. The results reflect the ongoing impact of the COVID-19 pandemic, including the state mandated capacity limitations and weakened visitor demand subsequent to the reopening of Canterbury Park.

($ in thousands, except per share data and percentages)

	Three Months Ended September 30,			Nine Months Ended September 30,
			Increase			Increase
	2020	2019	(Decrease)	2020	2019	(Decrease)
Net revenues	$13,300	$18,601	(28.5)%	$27,017	$46,625	(42.1)%

Adjusted EBITDA(1)	1,211	2,265	(46.5)%	295	4,658	(93.7)%

Net income(2)	$1,849	$1,150	60.7%	$923	$2,165	(57.4)%

Basic EPS	$0.39	$0.25	56.0%	$0.20	$0.47	(57.4)%
Diluted EPS	$0.39	$0.25	56.0%	$0.20	$0.47	(57.4)%

(1)	Adjusted EBITDA, a non-GAAP measure, excludes certain items from net (loss) income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures and reconciliations of non-GAAP financial information are included later in the release.
(2)	Net income for the three and nine month periods ended September 30, 2020 include the benefit of a $2.3 million gain related to transfers of land to the Doran Canterbury II and Canterbury DBSV joint ventures.

Management Commentary

“While our third quarter results reflect the continued impact of the Covid-19 pandemic on all aspects of our operations at Canterbury Park, the quick actions we took to reduce labor and other operating expenses along with our disciplined approach to conserving cash have helped ensure we have the liquidity and flexibility to position the Company for long-term health and growth,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park. “Notwithstanding the pandemic restrictions, since reopening in June, our financial performance consistently improved throughout the quarter. As a result, we were able to generate positive cash flow in the third quarter of 2020.

“Our operations included month-over-month improvement in table games revenue in our Card Casino throughout the third quarter of 2020 compared to the prior year. While July was down by double digits compared to a year ago, it steadily improved and was down single digits in August and up slightly in September. In our racing and pari-mutuel operations, we completed a safe and modified 53-day race meet. Due to capacity being limited to approximately 10% of the average number of visitors we would normally accommodate, and as a result of the loss of 12 racing days, we saw a 65% decrease in on-track wagering on our live races. However, our decision to shift our racing schedule to weekday afternoons allowed us to increase our market penetration, resulting in a 116% year-over-year increase in handle from out-of-state wagering outlets. We continue to work closely with state and local officials to increase capacity in our Card Casino and our simulcast wagering location in a safe manner and to communicate our health and safety efforts to our guests. We expect that when allowed to operate without the current restrictions and as guest visitation begins to return to pre-pandemic levels, the financial performance of these operations will continue to improve.

“Notwithstanding the partial recovery in our Card Casino and pari-mutuel businesses, pandemic-related restrictions on our special events and group sales operations impacted the third quarter operating performance and will continue to impact our non-gaming business for at least the next several months. To address this near-term challenge, we recently made the difficult decision to align staffing levels with the current level of our non-gaming business. These actions included leaving vacant positions unfilled, furloughing team members, pay reductions for senior leadership and some job eliminations. While the decision to undertake these actions was very painful to make, they have allowed us to reduce expenses to a level that we believe will help us sustain our long-term viability. We greatly appreciate the patience and support of our team members during this period of uncertainty caused by the COVID-19 pandemic, and we look forward to a brighter future as restrictions on our operations ease.

“Importantly, the pandemic has not had any notable impact on our consistent progress in unlocking value for our shareholders by monetizing the excess acreage around Canterbury Park through the development of Canterbury Commons™. Development activity for this unique and new residential, commercial and retail community remains busy with six active projects on approximately 50 acres of land currently underway in various stages of development, pre-development or approvals. Committed development projects to date include the Triple Crown Residences and the southwest development ground development which include a number of commercial pad-ready sites for future development. The residential population at Canterbury Commons is beginning to be established as leasing activity accelerates for the upscale apartments at the Triple Crown Residences. In addition, the new corporate headquarters for Greystone Construction, which represents the first commercial development at Canterbury Commons, is progressing. It is very encouraging to see the daily transformation taking place, and we believe that bringing a new population center to the doorstep of Canterbury Park will drive new energy and economic benefits for our Card Casino, racing and hospitality operations. We are making progress on additional agreements to further monetize the remaining excess real estate. Overall, we expect the development of Canterbury Commons will provide for a long-term stream of cash flow and create value from our excess land which we believe is not currently reflected in our share valuation.”

Mr. Sampson concluded, “Prior to the pandemic, we were achieving consistent operating improvement and expect we can regain that momentum as normalized operations resume. In the interim, we remain focused on providing an outstanding and safe entertainment experience at Canterbury Park while maintaining the cost and cash management discipline needed to ensure that we can execute on growth opportunities in the future. We are confident Canterbury Park has the balance sheet and financial flexibility to support our current operations and to execute on future growth initiatives for our Card Casino, pari-mutuel and hospitality operations at the appropriate time while unlocking value through the development of Canterbury Commons.”

Canterbury Commons Development Update

Development of Canterbury Commons began in 2018 with the first of two joint venture agreements between Canterbury and Doran Companies (“Doran”) for the development of the upscale Triple Crown Residences at Canterbury Park. Construction of the 321-unit first phase, which is being developed pursuant to the first joint venture agreement, began in late 2018 with initial occupancy on June 1, 2020. As of the end of October 2020, approximately 150 units were available for occupancy. Leasing activity for these units has been strong and is anticipated to continue as the remaining first phase units are expected to be released and available for occupancy beginning December 2020 and into the first quarter of 2021. In August 2020, Doran exercised its option for Phase II of the project, which will include an additional 300 residential units, and the Company entered into a second joint venture agreement with Doran. Pursuant to this second agreement, in early August 2020, the Company transferred roughly 10 acres of land to the second joint venture with Doran. In addition to receiving 27.4% ownership in the Doran Phase II joint venture, the exchange resulted in the repayment of a $2.9 million note receivable which was on the Company’s balance sheet as a related party receivable as of June 30, 2020. Groundwork on the Doran Canterbury II site began in October 2020, paving the way for the ground-up construction of the second phase of apartments, which is anticipated to begin in the spring of 2021.

Development work related to the Company’s joint venture with Greystone Construction (“Greystone”) is also underway on the southwest portion of the Canterbury Commons site. Pursuant to this joint venture, Greystone is developing a 13-acre land parcel with potential uses expected to include hospitality, dining, residential, commercial and service-oriented retail. Greystone’s development work to date is primarily for a new 28,000 square foot office building, with Greystone committed to occupy the second floor as its new corporate headquarters. The project is expected to be completed by July 2021.

In addition, development work by Pulte Homes of Minnesota on 109 new row homes and townhome residences at Canterbury Commons is expected to start in the spring of 2021 following approvals. Lifestyle Communities is working on its approvals with the City of Shakopee for a new cooperative community featuring a 56-unit, four-story building with over 5,000 square feet of amenity spaces that is expected to begin construction in the fall of 2021.

The Company expects that road work on Unbridled Avenue on the north side of Canterbury Park will be completed at the end of November 2020, providing a new entrance from Canterbury Road that will significantly improve access to Canterbury Park and Canterbury Commons.

Finally, the Company is making further progress with developer and partner selection for the balance of the approximately 140 acres that will comprise Canterbury Commons, with a focus on additional commercial development of office, retail, hotel and entertainment spaces. Canterbury expects to make additional announcements of new development partners in the future for this phase of development.

Summary of 2020 Third Quarter Operating Results

Net revenues for the three months ended September 30, 2020 decreased 28.5% to $13.3 million compared to $18.6 million for the same period in 2019. Pari-mutuel revenues increased $606,000, or 16.9%, over the prior-year period due to an increase in out of state handle, partially offset by decreases in simulcast wagering and in live racing revenue due to state-mandated capacity limitations reducing visitors to approximately 10% of the prior-year period and an 18.5% reduction in the number of days in the racing season. For the three months ended September 30, 2020, Card Casino revenues decreased $1.4 million, or 16.0%, as compared to the same period in 2019, food and beverage revenues decreased $3.0 million, or 77.6%, as compared to the same period in 2019, and other revenues decreased $1.6 million, or 59.5%, as compared to the same period in 2019. These decreases are the result of business limitations due to the COVID-19 pandemic.

Operating expenses for the three months ended September 30, 2020 were $12.2 million, a decrease of $4.9 million, or 28.5%, compared to operating expenses of $17.1 million for the same period in 2019. This year-over-year decrease in operating expenses reflects reductions in the majority of the Company’s operating expenses, primarily a result of its limited operations and active efforts to reduce expenses to preserve cash.

During the 2020 third quarter, the Company recorded a $2.3 million gain related to the transfers of land to the Doran Canterbury II and Canterbury DBSV joint ventures. This gain, along with reductions in operating expenses proportionately greater than the reductions in revenue for the third quarter 2020, were the contributors to an increase in income from operations of $1.9 million in the third quarter 2020 as compared to the prior year period.

The Company recorded net income of $1.8 million, or diluted earnings per share of $0.39, for the three months ended September 30, 2020. Net income and diluted earnings per share for the three months ended September 30, 2019 were $1.2 million and $0.25, respectively. The increase in net income in the third quarter 2020 as compared to the third quarter 2019 was primarily due to the gain on the land transfers that occurred in the third quarter 2020 and did not occur in the prior-year period.

Adjusted EBITDA, a non-GAAP measure, for the three months ended September 30, 2020 was $1.2 million compared to $2.3 million in the same period in 2019.

Summary of 2020 Year-to-Date Operating Results

Net revenues for the nine months ended September 30, 2020 decreased 42.1% to $27.0 million, compared to $46.6 million for the same period in 2019. The year-over-year decrease in net revenues reflects declines across the Company’s operations, primarily as a result of the temporary suspension of operations from March 16, 2020 through June 9, 2020 and the limitations placed on its operations since reopening.

Operating expenses for the nine months ended September 30, 2020 were $28.1 million, a decrease of $15.7 million, or 35.9%, compared to operating expenses of $43.9 million for the same period in 2019. The year-over-year decrease in operating expenses reflects reductions in a majority of the Company’s operating areas, primarily as a result of the temporary suspension of operations from March 16, 2020 through June 9, 2020 and the limitations placed on operations since reopening. In the second quarter of 2019, the Company recorded a gain on insurance recoveries of $199,000, which was accounted for as a reduction in operating expenses.

The Company recorded net income of $923,000, or diluted earnings per share of $0.20, for the nine months ended September 30, 2020. Net income and diluted earnings per share for the nine months ended September 30, 2019 were $2.2 million and $0.47, respectively.

Adjusted EBITDA, a non-GAAP measure, for the nine months ended September 30, 2020 was $295,000 compared to $4.7 million in the same period in 2019.

Additional Financial Information

Further financial information for the third quarter ended September 30, 2020 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about November 10, 2020.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense (benefit), depreciation and amortization, as well as excluding gain on insurance recoveries, gain on transfer of land, and loss from disposal of assets. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations at Canterbury Park from March 16, 2020 through June 9, 2020, that since June 9, 2020 we have been open and operating on a much more limited basis to comply with state law and health protocols, reductions in the number of visitors due to their COVID-19 concerns, and that we operated a reduced schedule consisting of a 53-day live race meet in 2020; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

# # #

Investor Contact:
Randy Dehmer	Richard Land, Jim Leahy
Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com

952-233-4828 or investorrelations@canterburypark.com

- Financial tables follow -

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Net Operating Revenues	$13,300,014	$18,600,641	$27,016,828	$46,624,515
Operating Expenses	(12,245,399)	(17,127,279)	(28,139,097)	(43,869,142)
Gain on Transfer of Land	2,275,458	-	2,275,458	-
Income from Operations	3,330,073	1,473,362	1,153,189	2,755,373
Other Operating (Loss) Income, net	(343,064)	96,065	(159,655)	204,623
Income Tax Expense	(1,137,997)	(418,942)	(70,498)	(795,164)
Net Income	$1,849,012	$1,150,485	$923,036	$2,164,832
Basic Net Income Per Common Share	$0.39	$0.25	$0.20	$0.47
Diluted Net Income Per Common Share	$0.39	$0.25	$0.20	$0.47

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
NET INCOME	$1,849,012	$1,150,485	$923,036	$2,164,832
Interest income, net	(168,552)	(96,065)	(501,600)	(204,623)
Income tax expense	1,137,997	418,942	70,498	795,164
Depreciation	655,003	785,327	2,065,496	1,987,067
EBITDA	3,473,460	2,258,689	2,557,430	4,742,440
Gain on insurance recoveries	-	-	-	(198,874)
Gain on transfer of land	(2,275,458)	-	(2,275,458)	-
Loss on disposal of assets	13,407	6,376	13,407	114,413
ADJUSTED EBITDA	$1,211,409	$2,265,065	$295,379	$4,657,979